SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 3)*

Sky-mobi Limited

(Name of Issuer)

Common Shares, par value of 0.00005 per share

(Title of Class of Securities)

83084G109**

(CUSIP Number)

November 22, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

**	This CUSIP number applies to Issuer’s American Depositary Shares, each representing eight common shares.

SCHEDULE 13G

CUSIP No. 83084G109		Page 2 of 10

1	Names of reporting persons Xplane Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	5

Sole voting power

84,978,816 common shares. Qinyi Zhu may be deemed to have shared voting power with respect to 28,722,840 common shares of the above shares, and Li Ou may also be deemed to have shared voting power with respect to 24,813,814 common shares of the above shares. See Item (4) below.

	6	Shared voting power 0
7

Sole dispositive power

84,978,816 common shares. Qinyi Zhu may be deemed to have shared dispositive power with respect to 28,722,840 common shares of above shares, and Li Ou may also be deemed to have shared dispositive power with respect to 24,813,814 common shares of the above shares. See Item (4) below.

	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 84,978,816 common shares
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 35.7%*
12	Type of reporting person (see instructions) CO

*	based on the 238,105,944 common shares outstanding as of November 22, 2013.

SCHEDULE 13G

CUSIP No. 83084G109		Page 3 of 10

1	Names of reporting persons Qinyi Zhu
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 28,722,840 common shares, based on her 33.8% interest in Xplane. See Item (4) below.
	7	Sole dispositive power 0
	8	Shared dispositive power 28,722,840 common shares, based on her 33.8% interest in Xplane. See Item (4) below.
9	Aggregate amount beneficially owned by each reporting person 28,722,840 common shares
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 12%*
12	Type of reporting person (see instructions) IN

*	based on the 238,105,944 common shares outstanding as of November 22, 2013.

SCHEDULE 13G

CUSIP No. 83084G109		Page 4 of 10

1	Names of reporting persons Li Ou
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 24,813,814 common shares, based on his 29.2% interest in Xplane Ltd. See Item (4) below.
	7	Sole dispositive power 0
	8	Shared dispositive power 24,813,814 common shares, based on his 29.2% interest in Xplane Ltd. See Item (4) below.
9	Aggregate amount beneficially owned by each reporting person 24,813,814 common shares, based on his 29.2% interest in Xplane Ltd.
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 10.4%*
12	Type of reporting person (see instructions) IN

*	based on the 238,105,944 common shares outstanding as of November 22, 2013.

SCHEDULE 13G

CUSIP No. 83084G109		Page 5 of 10

ITEM 1(a).	NAME OF ISSUER:

Sky-mobi Limited (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

10/F, Building B, United Mansion

No. 2 Zijinghua Road, Hangzhou

Zhejiang 310013,

The People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Xplane Ltd.

Qinyi Zhu and Li Ou

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Xplane Ltd.:

Romasco Place, Wickhams Cay 1, P. O. Box 3140

Road Town, Tortola

British Virgin Islands, VG1110

Qinyi Zhu and Li Ou:

10/F, Building B, United Mansion

No. 2 Zijinghua Road, Hangzhou

Zhejiang 310013

The People’s Republic of China

ITEM 2(c)	CITIZENSHIP:

Xplane Ltd. – British Virgin Islands

Qinyi Zhu and Li Ou – People’s Republic of China

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Shares

ITEM 2(e).	CUSIP NUMBER:

83084G109

ITEM 3.	Not Applicable

SCHEDULE 13G

CUSIP No. 83084G109		Page 6 of 10

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the Common Shares of the issuer by the Reporting Person is provided as of November 22, 2013:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Xplane Ltd.	84,978,816	35.7%	84,978,816	0	84,978,816	0

Qinyi Zhu	28,722,840	12%	0	28,722,840	0	28,722,840

Li Ou	24,813,814	10.4%	0	24,813,814	0	24,813,814

Xplane is the record owner of 84,978,816 Common Shares of the Issuer. Qinyi Zhu holds a 33.8% interest in Xplane and Li Ou holds a 29.2% interest in Xplane. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Qinyi Zhu may be deemed to beneficially own 28,722,840 Common Shares of the Issuer held by Xplane, and Li Ou may be deemed to beneficially own 24,813,814 Common Shares of the Issuer held by Xplane.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SCHEDULE 13G

CUSIP No. 83084G109		Page 7 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2013

Xplane Ltd.	By:	/s/ Li Ou
Li Ou
		Title:	Director

Qinyi Zhu	By:	/s/ Qinyi Zhu
		Name:	Qinyi Zhu

Li Ou	By:	/s/ Li Ou
		Name:	Li Ou

SCHEDULE 13G

CUSIP No. 83084G109		Page 8 of 10

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement